UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 28, 2021

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

132 East 43rd Street, Suite 441
New York, New York 10017
(Full mailing address of principal executive offices)

(718) 384-0678
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 9.	Other Events

Investment in CPI Berlin I, LLC

On December 28, 2021, HappyNest REIT, Inc. (the “Company”) made an investment in CPI Berlin I, LLC (the “Borrower”) in the form of a loan in the principal amount of Two Hundred and Fifty Thousand Dollars ($250,000) (the “Loan”). The Loan is evidence by an unsecured promissory note (the “Note”) issued by the Borrower to the Company in the aggregate principal amount of Two Hundred and Fifty Thousand Dollars ($250,000). The Note accrues interest at a rate of 6% per annum, compounded monthly and the full amount of the Note, including all accrued but unpaid interest, is due and payable on March 1, 2022. The Note may be prepaid in whole or in part, without premium or penalty, at the option of the Borrower.

The foregoing is a summary of the Note and is qualified in its entirety by reference to the complete text of the Note, which is filed as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated by reference into this Item 9.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

By:	/s/ Jesse Prince
	Name:	Jesse Prince
	Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Date: December 29, 2021

Index to Exhibits

Exhibit No.	Description

6.1	Promissory Note dated as of December 28, 2021, by and among CPI Berlin I, LLC and HappyNest REIT, Inc.